FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

Report of a Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934



For the month of: May 20, 1998


NEWCOURT CREDIT GROUP INC.

BCE Place, 181 Bay Street
Suite 3500, P.O. Box 827
Toronto, Ontario
Canada, M5J 2T3


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

		Form 20-F	/ /			Form 40-F	   /X/

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

		Yes	/ /				No		    /X/

 [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)]

		82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 20,1998

NEWCOURT CREDIT GROUP INC.


By: John P. Stevenson
Corporate Secretary







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For Immediate Release

Trading Symbol:	NCT			Contact:	John Sadler
Exchange Listings:  Toronto			Executive Vice President
		    Montreal			Corporate Affairs
		    New York			(416) 594-2400

Newcourt completes US$400 million common equity placement
                          to refinance preferred securities
U.S.-based Janus Capital Corporation acquires 5.8 % equity interest

TORONTO, May 20, 1998 - Newcourt Credit Group (Newcourt) announced today that it has agreed to issue 8,668,446 Special Warrants at a price of US$46.14 (C$66.75) per Special Warrant to Janus Capital Corporation (Janus) on behalf of certain mutual funds under Janus' control and direction. The Special Warrants are exercisable into Common Shares of Newcourt Credit Group on a one-for-one basis upon the issuance of a receipt by the Ontario Securities Commission for the final prospectus relating to the Common Shares. The purchase price represents a one percent premium to yesterday's closing price of US$45 11/16 (C$66.10) of Newcourt's Common Shares.

The Company will file a prospectus with the Ontario Securities
Commission and a registration statement with the United States Securities and Exchange Commission relating to the Common Shares issuable upon exercise of the Special Warrants. The gross proceeds of the offering of US$400 million will be held in escrow pending issuance by the Ontario Securities Commission of a receipt for the final prospectus.

Newcourt intends to use approximately three quarters of the net proceeds to retire or provide for a defeasance of certain outstanding preferred securities of the Company with the remainder to be used to finance the Company's growth and other general corporate purposes. The proceeds of the offering will increase the Company's tangible net common equity by 29% to over US$1.7 billion (C$2.5 billion) which further strengthens the Company's capital structure and quality of leverage.

"Due to the positive impact this intended refinancing would have on our leverage and our ability to use the remaining proceeds to finance growth in our core businesses, management expects that the incremental net income that would be generated from this transaction would not be dilutive to our earnings per share," noted Daniel Jauernig, Newcourt Services President and the Company's Chief Financial Officer.

Upon the exercise of the Special Warrants, Newcourt will have a total of 148,273,574 common shares issued and outstanding.

The Common Shares purchased by Janus under this transaction represent approximately 5.8% of the Company's total issued and outstanding shares. Founded in 1970, Janus Capital Corporation is a Denver-based investment management company with approximately US$85 billion under management.

Newcourt Credit Group is one of the world's leading sources of asset-based financing serving the corporate commercial and institutional markets with owned and managed assets of US$22.4 billion (C$31.9 billion) and a global distribution capability in 24 countries.


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